                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)


                         Advanced Radio Telecom Corp.
       ________________________________________________________________
                               (Name of Issuer)


                    Common Stock, $.001 par value per share
       ________________________________________________________________
                        (Title of Class of Securities)


                                  00754U 10 1
                 --------------------------------------------
                                (CUSIP Number)





                               Page 1 of 4 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 00754U101                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vernon L. Fotheringham
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
         Not Applicable                                          (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               1,289,114 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                1,289,114 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         1,289,114 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]

         Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 4 pages
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                                 SCHEDULE 13G
                                 ------------

Item 1(a) Name of Issuer:
               Advanced Radio Telecom Corp.

     1(b)      Address of Issuer's Principal Executive Offices:
               500 108th Avenue, N.E.
               Suite 2600
               Bellevue, Washington 98004

Item 2(a) Name of Person Filing:
               Vernon L. Fotheringham

     2(b) Address of Principal Business Office or, if none,
               Residence:
                  c/o Advanced Radio Telecom Corp.
                  500 108th Avenue, N.E.
                  Suite 2600
                  Bellevue, Washington 98004

     2(c) Citizenship:
               United States of America

     2(d) Title of Class of Securities:
               Common Stock, $.001 par value per share

     2(e) CUSIP Number:
               00754U 10 1

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

               Not Applicable.

Item 4(a) Amount beneficially owned:
               1,289,114 shares

     4(b) Percent of Class:
               9.5%

     4(c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
               1,289,114 shares

          (ii) shared power to vote or to direct the vote:
               0 shares


                               Page 3 of 4 Pages

          (iii) sole power to dispose or to direct the disposition of:
                1,289,114 shares

          (iv)  shared power to dispose or to direct the disposition of:
                0 shares

Item 5    Ownership of Five Percent or less of a Class:
                Not Applicable.

Item 6    Ownership of more than Five Percent on behalf of another person:
                Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                Not Applicable.

Item 9    Notice of Dissolution of Group:
                Not Applicable.

Item 10   Certification:
                Not Applicable.


                                   SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    By: /s/ Vernon L. Fotheringham
                                        ---------------------------------------
                                         Vernon L. Fotheringham


February 14, 1997

                               Page 4 of 4 Pages